1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 25, 2015	By /s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC to Cease Solar Manufacturing Operations

Hsinchu, Taiwan, R.O.C. – August 25, 2015 – TSMC (NYSE: TSM) today announced that TSMC Solar, its 100% owned subsidiary, will cease manufacturing operations at the end of August 2015 as TSMC believes that its solar business is no longer economically sustainable. TSMC will continue to honor all product warranties that have been offered to existing customers, and will also extend employment offers to all employees currently working at TSMC Solar in Taiwan upon the closure of its fab, located at Central Taiwan Science Park in Taichung.

TSMC Solar’s late entry to the market and lack of economies of scale led to a substantial cost disadvantage. After careful consideration, TSMC has come to the conclusion that despite its world-class conversion efficiency for CIGS technology, TSMC Solar will not be viable even with the most aggressive cost reduction plan.

“TSMC continues to believe that solar power is an important source of green energy and that solar module manufacturing remains a robust and growing industry, but despite six years of hard work we have not found a way to make a sustainable profit,” said Dr. Steve Tso, Chairman of TSMC Solar and Senior Vice President of TSMC. “Upon ceasing manufacturing operations at TSMC Solar, our most important concern will be the continued employment of our workers there.”

TSMC estimates that charges related to closing the solar subsidiary’s fab will impact third quarter 2015 earnings per share by NT$0.07. Remaining solar panel inventory will be installed at TSMC buildings and facilities.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director of Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com